                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K/A



[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934
     For the fiscal year ended December 31, 1998

or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     For the transition period from ______ to ______


                        Commission File Number 0-19614


                     H.D. VEST, INC. SALARY SAVINGS TRUST

                                H.D. VEST, INC.
        6333 North State Highway 161, Fourth Floor, Irving, Texas 75039

          H.D. VEST, INC.
          SALARY SAVINGS TRUST

          Financial Statements
          As Of December 31, 1998 And 1997,
          And Supplemental Schedules
          As Of December 31, 1998

          Together With Report Of Independent Public Accountants

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                                                                    Page(s)
                                                                    -------
Report of Independent Public Accountants                               2

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1998                                  3

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1997                                  4

Statements of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1998           5

Statements of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1997           6


Notes to Financial Statements                                       7-11

Schedule I - Item 27a - Supplemental Schedule of Assets Held for
  Investment Purposes as of December 31, 1998                         12

Schedule II - Item 27d - Supplemental Schedule of Reportable
  Transactions for the Year Ended December 31, 1998                   13

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator of the
H.D. Vest, Inc. Salary Savings Trust:

We have audited the accompanying statements of net assets available for plan benefits of the H.D. Vest, Inc. Salary Savings Trust (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Arthur Andersen, LLP
                                                    ----------------------------
                                                         Arthur Andersen, LLP

Dallas, Texas,
  June 14, 1999

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                                                                   Participant Directed
                                                             -------------------------------------------------------------------
                                                               Capital                     Kemper-
                                                              Reserves     Kemper U.S.     Dreman     Massachusetts
                                                 Bank One      Money       Government      Small        Investors    Oppenheimer
                                                 Holding       Market      Securities       Cap          Trust A        Global
                                                 Account        Fund         Fund          Value          Fund           Fund
                                                --------     ----------   ----------      --------    ----------     -----------
ASSETS:
  Investments, at fair market value              $21,232       $ 36,624      $55,670      $214,486      $249,031       $456,901

RECEIVABLES:
  Interfund receivables (payables)                (1,420)       (12,680)         126         3,310           433         (3,466)
  Participant contributions                            -             29          311         4,076         2,262          2,662
  Employer matching contributions                      -              5           62           816           453            533
  Accrued income                                     146            147            2            14            19             24
                                                 -------       --------      -------      --------      --------       --------

          Total receivables (payables)            (1,274)       (12,499)         501         8,216         3,167           (247)
                                                 -------       --------      -------      --------      --------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $19,958       $ 24,125      $56,171      $222,702      $252,198       $456,654
                                                 =======       ========      =======      ========      ========       ========
                                                 -----------------------------------------------

                                                                    Putnam           H.D. Vest
                                                   Putnam        International        Employer
                                                   Voyager           Growth             Stock           Loan
                                                     Fund             Fund              Fund            Fund          Total
                                                   -------       -------------       -----------      --------      ----------
ASSETS:
  Investments, at fair market value                $1,233,928       $157,420            $201,219      $118,421      $2,744,932

RECEIVABLES:
  Interfund receivables (payables)                     (4,844)         4,901              13,640             -               -
  Participant contributions                             4,980          2,330                 827             -          17,477
  Employer matching contributions                         996            466                 165             -           3,496
  Accrued income                                           36              8                  14             -             410
                                                   ----------       --------            --------      --------      ----------

          Total receivables (payables)                  1,168          7,705              14,646             -          21,383
                                                   ----------       --------            --------      --------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $1,235,096       $165,125            $215,865      $118,421      $2,766,315
                                                   ==========       ========            ========      ========      ==========

   The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                                                                 Participant Directed
                                                              -------------------------------------------------------------------
                                                                 Capital                  Kemper-
                                                                Reserves    Kemper U.S.   Dreman     Massachusetts
                                                 Bank One         Money     Government     Small       Investors     Oppenheimer
                                                  Holding         Market    Securities       Cap         Trust A        Global
                                                  Account          Fund        Fund         Value          Fund          Fund
                                                 ---------    -----------   -----------   --------   -------------   ------------
ASSETS:
  Investments, at fair market value               $ 45,794        $10,345     $27,415      $125,455      $153,404       $401,195

RECEIVABLES:
  Interfund receivables (payables)                 (35,351)             2         209         6,290         6,098           (253)
  Participant contributions                              -            323         180         2,628         1,464          2,451
  Employer matching contributions                        -             65          36           525           293            490
  Accrued income                                       214             43           -            10             6             14
                                                  --------        -------     -------      --------      --------       --------

          Total receivables (payables)             (35,137)           433         425         9,453         7,861          2,702
                                                  --------        -------     -------      --------      --------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 10,657        $10,778     $27,840      $134,908      $161,265       $403,897
                                                  ========        =======     =======      ========      ========       ========

                                                 --------------------------------------

                                                               Putnam        H.D. Vest
                                                   Putnam   International    Employer
                                                  Voyager       Growth         Stock         Loan
                                                   Fund          Fund          Fund          Fund          Total
                                                 --------   -------------    ---------     -------      ----------
ASSETS:
  Investments, at fair market value              $925,936      $55,000       $168,010      $84,102      $1,996,656

RECEIVABLES:
  Interfund receivables (payables)                 20,634        1,863            508            -               -
  Participant contributions                         5,698        1,754            461            -          14,959
  Employer matching contributions                   1,140          351             92            -           2,992
  Accrued income                                       37            6              9            -             339
                                                 --------      -------       --------      -------      ----------

          Total receivables (payables)             27,509        3,974          1,070            -          18,290
                                                 --------      -------       --------      -------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $953,445      $58,974       $169,080      $84,102      $2,014,946
                                                 ========      =======       ========      =======      ==========

   The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
   ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                                                                         Participant Directed
                                                   -------------------------------------------------------------------
                                                    Capital                    Kemper-
                                                   Reserves     Kemper U.S.    Dreman      Massachusetts
                                      Bank One       Money      Government     Small         Investors     Oppenheimer
                                       Holding       Market     Securities      Cap           Trust A         Global
                                       Account        Fund         Fund         Value           Fund           Fund
                                       -------     ---------    -----------   ----------   --------------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments           $     -      $      -      $  (127)     $(13,061)       $ 23,140      $ 10,580
      Interest and dividends             1,408         1,498        2,286         2,345           1,778         5,918
      Realized gain (loss)                   -             -           86          (232)         18,058        35,310
    Contributions-Participant                -        20,336        7,880        99,501          58,955        87,244
      Employer match                         -         4,067        1,576        19,899          11,779        17,433
      Rollovers                              -             -        9,669        22,476          19,471           841
                                       -------      --------      -------      --------        --------      --------

          Total additions                1,408        25,901       21,370       130,928         133,181       157,326
                                       -------      --------      -------      --------        --------      --------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                  7,893       (15,454)      (8,791)      (72,035)        (39,932)      (97,268)
                                       -------      --------      -------      --------        --------      --------

          Total deductions               7,893       (15,454)      (8,791)      (72,035)        (39,932)      (97,268)
                                       -------      --------      -------      --------        --------      --------

NET INCREASE PRIOR TO
  INTERFUND TRANSFERS                    9,301        10,447       12,579        58,893          93,249        60,058

INTERFUND TRANSFERS                          -         2,900       15,752        28,901          (2,316)       (7,301)
                                       -------      --------      -------      --------        --------      --------

NET INCREASE                             9,301        13,347       28,331        87,794          90,933        52,757

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year      10,657        10,778       27,840       134,908         161,265       403,897
                                       -------      --------      -------      --------        --------      --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year           $19,958      $ 24,125      $56,171      $222,702        $252,198      $456,654
                                       =======      ========      =======      ========        ========      ========

                                                  ---------------------------------------------

                                                                      Putnam         H.D. Vest
                                                      Putnam       International      Employer
                                                     Voyager           Growth           Stock      Loan
                                                       Fund             Fund            Fund       Fund        Total
                                                  ------------     --------------    ----------  ---------   ---------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments                        $  119,437        $ 11,901        $ 14,505   $      -    $  166,375
      Interest and dividends                             4,944           1,414           1,331          -        22,922
      Realized gain (loss)                              91,419           1,530          12,611          -       158,782
    Contributions-Participant                          195,183          60,843          21,663          -       551,605
      Employer match                                    38,978          12,169           4,332          -       110,233
      Rollovers                                         27,412          22,255           4,918          -       107,042
                                                    ----------        --------        --------   --------    ----------

          Total additions                              477,373         110,112          59,360          -     1,116,959
                                                    ----------        --------        --------   --------    ----------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                               (181,612)        (17,610)        (30,818)    90,037      (365,590)
                                                    ----------        --------        --------   --------    ----------

          Total deductions                            (181,612)        (17,610)        (30,818)    90,037      (365,590)
                                                    ----------        --------        --------   --------    ----------

NET INCREASE PRIOR TO
  INTERFUND TRANSFERS                                  295,761          92,502          28,542     90,037       751,369

INTERFUND TRANSFERS                                    (14,110)         13,649          18,243    (55,718)            -
                                                    ----------        --------        --------   --------    ----------

NET INCREASE                                           281,651         106,151          46,785     34,319       751,369

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year                     953,445          58,974         169,080     84,102     2,014,946
                                                    ----------        --------        --------   --------    ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                        $1,235,096        $165,125        $215,865   $118,421    $2,766,315
                                                    ==========        ========        ========   ========    ==========

   The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
   ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                                                                            Participant Directed
                                                          -----------------------------------------------------------------------
                                                            Capital                       Kemper-
                                                           Reserves       Kemper U.S.     Dreman      Massachusetts
                                          Bank One          Money         Government       Small        Investors     Oppenheimer
                                          Holding           Market        Securities        Cap          Trust A         Global
                                          Account            Fund            Fund          Value           Fund           Fund
                                         --------         -----------     -----------   -----------   -------------- ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments              $      -         $     14        $   125       $ (7,855)       $ 15,911      $ (1,039)
      Interest and dividends                 1,608              541            859            251           1,741         8,267
      Realized gain (loss)                       -                -             48            (14)         14,019        53,646
    Contributions-Participant              (17,270)          22,658          4,255         40,849          35,410        97,924
      Employer match                             -            4,532            851          8,170           7,083        19,577
      Rollovers                                  -                -              -          2,297           3,445         4,985
                                          --------         --------        -------       --------        --------      --------

          Total additions                  (15,662)          27,745          6,138         43,698          77,609       183,360
                                          --------         --------        -------       --------        --------      --------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                     (5,297)          (8,714)          (979)           (82)        (30,851)      (30,368)
                                          --------         --------        -------       --------        --------      --------

          Total deductions                  (5,297)          (8,714)          (979)           (82)        (30,851)      (30,368)
                                          --------         --------        -------       --------        --------      --------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND TRANSFERS             (20,959)          19,031          5,159         43,616          46,758       152,992

INTERFUND TRANSFERS                         10,700          (11,560)        12,555         91,292          23,285        (7,510)
                                          --------         --------        -------       --------        --------      --------

NET INCREASE (DECREASE)                    (10,259)           7,471         17,714        134,908          70,043       145,482

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year          20,916            3,307         10,126              -          91,222       258,415
                                          --------         --------        -------       --------        --------      --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year              $ 10,657         $ 10,778        $27,840       $134,908        $161,265      $403,897
                                          ========         ========        =======       ========        ========      ========
                                                  ----------------------------------------------------------------------------

                                                                       Putnam      H.D. Vest
                                                    Putnam         International    Employer    H.D. Vest
                                                   Voyager            Growth         Stock     Liquidity    Loan
                                                     Fund              Fund          Fund         Fund      Fund       Total
                                                  ----------       -------------  ----------   ----------  --------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments                       $ 120,032         $(5,033)     $   8,787   $       -   $     -    $  130,942
      Interest and dividends                           6,497             378            469           -         -        20,611
      Realized gain (loss)                            46,600            (768)        (2,929)          -         -       110,602
    Contributions-Participant                        243,170          24,548         14,148           -         -       465,692
      Employer match                                  48,642           4,910          2,829           -         -        96,594
      Rollovers                                       28,687           3,445            886           -         -        43,745
                                                   ---------         -------       --------   ---------   -------    ----------

          Total additions                            493,628          27,480         24,190           -         -       868,186
                                                   ---------         -------       --------   ---------   -------    ----------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                             (168,653)         (4,725)        (5,959)          -    (6,634)     (262,262)
                                                   ---------         -------       --------   ---------   -------    ----------

          Total deductions                          (168,653)         (4,725)        (5,959)          -    (6,634)     (262,262)
                                                   ---------         -------       --------   ---------   -------    ----------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND TRANSFERS                       324,975          22,755         18,231           -    (6,634)      605,924

INTERFUND TRANSFERS                                 (166,114)         36,219         (5,157)        (37)   16,327             -
                                                   ---------         -------       --------   ---------   -------    ----------

NET INCREASE (DECREASE)                              158,861          58,974         13,074         (37)    9,693       605,924

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year                   794,584               -        156,006          37    74,409     1,409,022
                                                   ---------         -------       --------   ---------   -------    ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                       $ 953,445         $58,974       $169,080   $       -   $84,102    $2,014,946
                                                   =========         =======       ========   =========   =======    ==========

    The accompanying notes are an integral part of this financial statement.

                     H. D. VEST, INC. SALARY SAVINGS TRUST
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1998
                               -----------------



1.   PLAN DESCRIPTION:
     -----------------

General
-------

The H.D. Vest, Inc. Salary Savings Trust (the Plan) is a defined contribution retirement plan established by H.D. Vest, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company who are age 21 or older and have completed one year of service, as defined to be 1,000 hours, are eligible to participate. The Plan entry dates are January 1, April 1, July 1, and October 1 of each year. The Plan, which became effective January 1, 1993, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan's trustee is Bank One Texas, N.A. The trustee is designated to hold and invest plan assets for the benefit of plan participants in accordance with the terms of the plan agreement. In addition, the Plan's record keeping responsibilities were performed by Sedgewick, Noble, Lowndes for the fiscal years ended December 31, 1998 and 1997. During 1999, Sedgwick, Noble, Lowndes was acquired by Milliman and Robertson, Inc., who is currently performing the recordkeeper function. The Plan administrator is the Benefit Plan Advisory Committee consisting of three employees of the Company. This committee is responsible for Plan oversight.

Employer Contributions
----------------------

         Matching - The Company provided a matching contribution equal to 20% of each participant's contribution for the calendar year 1998 and 1997. Matching contributions were $110,233 and $96,594 in 1998 and 1997, respectively.

         Discretionary - Any amount deemed appropriate by the Company. No discretionary contributions were made in 1998 or 1997.

         Nonelective - The Company, at its sole discretion, may contribute an amount which it designates as a qualified nonelective contribution. There were no nonelective contributions in 1998 or 1997.

Participant Contributions
-------------------------

Eligible employees can contribute up to 15% of their annual compensation each calendar year, not to exceed $10,000 and $9,500 per participant in 1998 and 1997, respectively. Participant contributions, including rollovers, were $658,647 and $509,437 in 1998 and 1997, respectively.

Vesting
-------

Participants are immediately vested in their voluntary contributions and Company contributions.

Benefits
--------

In general, participants are eligible to receive vested benefits upon reaching the normal retirement age of 65, upon death (benefits are paid to a participant's beneficiary), upon permanent disability, upon termination of employment, or upon termination of the Plan. Participants are entitled to receive 100% of their account balance. There were $23,039 and $13,525 of requested but not paid benefits owed to participants at December 31, 1998 and 1997, respectively.

Participant Accounts
--------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, related employer matching contributions, rollover contributions, if any, and an allocation of Plan income, gains, and losses. Allocations of income are based on participant earnings.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee and employer matching contributions in any increment into the eight investment options. A description of each investment option is provided below:

     Bank One Holding Account - This money market account acts as a holding account until contributions can be transferred into the participant-directed funds.

     Capital Reserves Money Market Fund - This fund seeks current income, stability, and liquidity through investment in high-quality money market securities.

     Kemper U.S. Government Securities Fund - The fund invests primarily in Government National Mortgage Association certificates of the modified pass-through type. The fund may invest in the entire range of maturities of fixed-income securities.

     Kemper-Dreman Small Cap Value - The fund invests at least 65% of its assets in equity securities of companies with market capitalizations of less than $1 billion. It invests primarily in common stocks of companies that the advisor determines to have low price to earnings ratios, reasonable returns on equity and sound finances. The fund may invest up to 20% of its assets in sponsored American Depository Receipts.

     Massachusetts Investors Trust A Fund - The fund invests primarily in common stocks and convertible securities, emphasizing securities that are considered to be of high or improving quality. The fund may invest up to 35% of its assets in foreign securities, and a portion of the fund's assets may be held in debt securities and cash equivalents.

     Oppenheimer Global Fund - The fund invests primarily in common stocks issued by companies domiciled in at least three countries or securities of cyclical industries. The fund may use special investment techniques, such as hedging.

     Putnam Voyager Fund - The fund invests primarily in common stocks. Preferred stocks, debt securities, and convertible issues may also be held. The fund generally invests largely in the securities of smaller and less-seasoned companies.

     Putnam International Growth Fund - The fund invest approximately 65% of its assets in equity securities of companies located outside of North America. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets. It may engage in various hedging strategies.

     H.D. Vest Employer Stock Fund - This fund invests in H.D. Vest, Inc. common stock. Any stock so acquired is purchased on the open market.

The net asset value per unit for the various unitized funds are as follows (the Capital Reserves Money Market Fund does not have units):

                                                           1998                        1997
                                                  -----------------------     -----------------------
                                                   Number      Net Asset       Number      Net Asset
                    Fund                          of Units     Value/Unit     of Units     Value/Unit
     --------------------------------------       --------     ----------     --------     ----------
     Kemper U.S. Government Securities Fund         6,107        $ 8.79         3,126        $ 8.77
     Kemper-Dreman Small Cap Value                 11,279         18.50         5,977         20.99
     Massachusetts Investors Trust A Fund          12,073         20.25         8,757         17.52
     Oppenheimer Global Fund                       10,393         42.60         9,753         41.14
     Putnam Voyager Fund                           55,111         21.92        49,479         18.71
     Putnam International Growth Fund               7,837         19.23         3,299         16.67
     H.D. Vest Employer Stock Fund                 34,477          5.75        35,387          4.75

Loans to Participants
---------------------

The Plan allows for a participant to borrow from his or her participant account. A loan to a participant may not exceed 50% of the participant's vested benefit and cannot exceed $50,000. Loans are repayable through payroll deductions over periods ranging up to 60 months with a minimum loan amount of $1,000. If the purpose of the loan is to acquire or construct the primary residence of the participant, the period of repayment may exceed five years, but in no event shall it exceed the usual repayment period required by commercial lenders for similar loans. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. At December 31, 1998 and 1997, the Plan had $118,421 and $84,102, respectively, in loans outstanding issued with rates of interest ranging from 9.00% to 9.75%. Loan payments and withdrawals are included in Interfund Transfers on the Statement of Changes in Net Assets Available For Plan Benefits With Fund Information. Interest income on loans is directly allocated to the fund from which the loan funds were originally borrowed and is included in Interest and Dividends on the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information. Interest income on all loans was approximately $9,200 and $8,700 for the fiscal years ended December 31, 1998 and 1997, respectively.

Plan Amendments
---------------

Effective January 1, 1999, the Plan was amended to allow employees to be eligible for the Plan after six months of employment. Further, the Plan was amended to increase the amount of matching contributions made by the Company to 40% for employees with three to four years of service and 60% with employees with greater than five years. The Plan administrator does not believe these amendments will cause the Plan to be in noncompliance with the applicable requirements of the Code.

Expenses of the Plan
--------------------

All expenses related to the administration and operation of the Plan, including but not limited to legal, brokerage, and accounting fees, are paid by the Company, and amounted to $64,500 and $55,000 for the years ended December 31, 1998 and 1997, respectively. The Plan is not responsible for reimbursing the Company for expenses paid by the Company on behalf of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

Marketable securities are stated at fair market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Derivative Financial Instruments
--------------------------------

Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure about derivative financial instruments, futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics. At December 31, 1998 and 1997, the Plan did not hold any derivative financial instruments; however, the Oppenheimer Global Fund investment held by the Plan includes derivative financial instruments. As described by the Oppenheimer Global Fund prospectus, futures and options are used only for the purpose of managing the fund's exposure to stock and bond markets and to fluctuations in interest rates and currency values. The Plan's exposure with these derivative financial instruments is limited to the amount of investment in the mutual fund.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   DISCLOSURE OF SIGNIFICANT ASSETS:
     ---------------------------------

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997, are as follows:

                                                    1998         1997
                                                 ----------   ----------
         Kemper-Dreman Small Cap Value           $  214,486   $  125,455
         Massachusetts Investors Trust A Fund       249,031      153,404
         Oppenheimer Global Fund                    456,901      401,195
         Putnam Voyager Fund                      1,233,928      925,936
         Putnam International Growth Fund           157,420       55,000
         H.D. Vest Employer Stock Fund              201,219      168,010

4.   TAX STATUS:
     -----------

The Internal Revenue Service determined and informed the Company, by a letter dated April 21, 1998, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   PLAN TERMINATION:
     -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants may elect to receive their non-forfeitable account balance as soon as administratively possible.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ----------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements and the Form 5500:

                                                                               December 31,
                                                                                   1998
                                                                               -------------
       Net assets available for plan benefits per the financial
         statements                                                            $2,766,315
       Amounts allocated to withdrawing participants                              (23,039)
                                                                               ----------
       Net assets available for plan benefits per the Form 5500                $2,743,276
                                                                               ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                               December 31,
                                                                                   1998
                                                                               -------------
       Distributions to participants per the financial statements                $365,590
       Amounts allocated to withdrawing participants at beginning
         of period                                                                (13,525)
       Amounts allocated to withdrawing participants at end
         of period                                                                 23,039
                                                                                 --------
       Distributions to participants per the Form 5500                           $375,104
                                                                                 ========

                                     -12-                            SCHEDULE I

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    -----------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                               EIN: 75-2154244
                               ---------------

                                  PLAN # 001
                                  ----------

   (a)                 (b)                                  (c)                            (d)          (e)
                                                                                                       Current
             Identity of Party Involved            Description of Investment               Cost         Value
 -------    ----------------------------    ---------------------------------------    -----------    -----------
    *       Bank One    Holding Account     Holding Account, variable interest rate    $   21,232     $   21,232

    *       Capital Reserves Money
              Market Fund                   Money Market, 4.95% interest rate              36,624         36,624

            Kemper U.S. Government
              Securities Fund               Mutual Fund, fixed income                      55,561         55,670

            Kemper-Dreman Small
              Cap Value                     Mutual Fund, stock and debt                   235,402        214,486

            Massachusetts Investors
              Trust A Fund                  Mutual Fund, growth stock and debt            208,650        249,031

            Oppenheimer Global Fund         Mutual Fund, growth stock and debt            439,792        456,901

            Putnam Voyager Fund             Mutual Fund, growth stock
                                              and debt                                  1,016,706      1,233,928

            Putnam International            Mutual Fund, international stock
              Growth Fund                     and debt                                    150,551        157,420

    *       H.D. Vest Employer
              Stock Fund                    H.D. Vest, Inc., common stock
                                            par value $.05 per share                      188,509        201,219

    *       Loan Fund                       Loans to Participants, interest rates
                                            ranging from 9.00% to 9.75%                         -        118,421

* Column (a) indicates each identified person/entity known to be a party-in-interest.

       This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                     -13-                           SCHEDULE II

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
          -----------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                               EIN: 75-2154244
                               ---------------

                                   PLAN #001
                                   ---------

            (a)                         (b)                      (c)                (d)             (g)            (h)        (i)
                                                                                                                 Current
                                                                                                                Value on
                                                                 Purchase           Selling       Cost of      Transaction    Net
 Identity of Party Involved       Descrption of Assets             Price             Price         Asset          Date        Gain
----------------------------  ----------------------------   -----------------   ------------   ------------   -----------  --------
INDIVIDUAL:                   NONE


SERIES TRANSACTIONS:

Purchases:

Massachusetts Financial
 Services                     Massachusetts Investors
                               Trust A Fund                      $104,438         $     -        $  104,438     $  104,438  $   -
Oppenheimer Funds
 Distributors                 Oppenheimer Global Fund             141,005               -           141,005         141,005     -
Putnam Fiduciary Trust        Putnam Voyager Fund                 342,008               -           342,008         342,008     -
Kemper/Dreman Fiduciary       Kemper-Dreman Small Cap
 Trust                         Value                              166,656               -           166,656         166,656     -
HD Vest Investment            Capital Reserves Money
 Securities, Inc.*             Market Fund                      1,873,806               -         1,873,806       1,873,806     -
Putnam Fiduciary Trust        Putnam International
                               Growth Fund                        101,204               -           101,204         101,204     -
Sales:

H.D. Vest Investment
 Securities, Inc.*            Capital Reserves Money Market
                               Fund                                  -              1,808,193     1,808,193       1,808,193     -
Putnam Fiduciary Trust        Putnam Voyager Fund                    -                170,960       149,944         170,960   21,016

Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.

*Indicates each identified person known to be a party-in-interest

      This supplemental schedule is a listing of individual and series of investment transactions in the same security which alone, or in the aggregate, exceeded 5% of plan assets at January 1, 1998, as required by the Department of Labor Rules and Regulations for
                           Reporting and Disclosure.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            H.D. VEST INC. SALARY SAVINGS TRUST


                                            By:  /s/ TIM OBRIEN
                                                 ------------------------------
                                                 TIM OBRIEN
                                                 Member of the Benefit
                                                 Plan Advisory Committee